SHIP LOGO  VANGUARD(R)

                                                 P.O. Box 2600 Valley Forge,
                                                 PA 19482-2600

                                                 610-503-2398
                                                 Barry_A_Mendelson@vanguard.com


April 22, 2008


Christian Sandoe, Esq.
U.S. Securities & Exchange Commission         via electronic filing
100 F Street, N.E.
Washington, DC  20549

RE:      VANGUARD WORLD FUNDS
         FILE NO. 811-1027


Dear Mr. Sandoe,

         The following responds to your comments of April 14, 2008 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 109 that was filed on February 26, 2008.

     COMMENT: On page 10 of the International Growth Fund prospectus, please clarify what you mean by "scarce assets."

     RESPONSE: We have added appropriate language to clarify the meaning of "scarce assets," as follows: "Scarce assets can include traditional tangible assets (such as land or property), intangible assets (such as a strong brand or reputation), and organizational assets (such as a unique corporate culture)."

     COMMENT: Page 17 of the International Growth Fund prospectus states that Ms. Maisonneuve and Mr. Dobbs have "jointly managed" the Schroder's portion of the Fund since 2005. If these two individuals have equal authority, please consider using the phrase "co-manage," as Vanguard does in other prospectuses.

Response:  We will make the suggested change.

               *        *        *       *        *        *        *        *


     COMMENT: TANDY REQUIREMENTS
------------------------------------
As required by the SEC, the Funds acknowledge that:

                o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,



Barry A. Mendelson
Principal
The Vanguard Group, Inc.

Enclosures

cc: Christian Sandoe, Esq.
U.S. Securities and Exchange Commission